Exhibit (h)(vi)

FORM

OF

SUBCONTRACT FOR FUND ADMINISTRATIVE SERVICES

This Subcontract for Fund Administrative Services (“Subcontract”) is made as of                     , 2007 between FRANKLIN ADVISORY SERVICES, LLC, a Delaware limited liability company, hereinafter called the “Investment Manager,” and FRANKLIN TEMPLETON SERVICES, LLC (the “Administrator”).

In consideration of the mutual agreements herein made, the Administrator and the Investment Manager understand and agree as follows:

I.	Prime Contract.

This Subcontract is made in order to assist the Investment Manager in fulfilling certain of the Investment Manager’s obligations under that Management Agreement made as of the              day of                     , 2007 and as it may be amended in the future (“Agreement”) between the Investment Manager and FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, a statutory trust organized under the laws of the State of Delaware (the “Trust”), on behalf of the FRANKLIN RISING DIVIDENDS SECURITIES FUND (the “Fund”). This Subcontract is subject to the terms of each Agreement, which is incorporated herein by reference.

II.	Subcontractual Provisions.

(1) The Administrator agrees, during the life of this Agreement, to provide the following services to each Fund:

(a) providing office space, telephone, office equipment and supplies for the Fund;

(b) providing trading desk facilities for the Fund, unless these facilities are provided by the Fund’s investment adviser;

(c) authorizing expenditures and approving bills for payment on behalf of the Fund;

(d) supervising preparation of periodic reports to shareholders, notices of dividends, capital gains distributions and tax credits; and attending to routine correspondence and other communications with individual shareholders when asked to do so by the Fund’s shareholder servicing agent or other agents of the Fund;

(e) coordinating the daily pricing of the Fund’s investment portfolio, including collecting quotations from pricing services engaged by the Fund; providing fund accounting services, including preparing and supervising publication of daily net asset value quotations, periodic earnings reports and other financial data; and coordinating trade settlements;

(f) monitoring relationships with organizations serving the Fund, including custodians, transfer agents, public accounting firms, law firms, printers and other third party service providers;

(g) supervising compliance by the Fund with recordkeeping requirements under the federal securities laws, including the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules and regulations thereunder, and under other applicable state and federal laws; and maintaining books and records for the Fund (other than those maintained by the custodian and transfer agent);

(h) preparing and filing of tax reports including the Fund’s income tax returns, and monitoring the Fund’s compliance with subchapter M of the Internal Revenue Code, provisions of the Code applicable to insurance company separate accounts, as amended, and other applicable tax laws and regulations;

(i) monitoring the Fund’s compliance with: 1940 Act and other federal securities laws, and rules and regulations thereunder; state and foreign laws and regulations applicable to the operation of investment companies funding variable insurance products; the Fund’s investment objectives, policies and restrictions; and the Code of Ethics and other policies adopted by the Investment Company’s Board of Trustees or Directors (“Board”) or by the Fund’s investment manager and applicable to the Fund;

(j) providing executive, clerical and secretarial personnel needed to carry out the above responsibilities;

(k) preparing and filing regulatory reports, including without limitation Forms N-1A and NSAR, proxy statements, information statements and U.S. and foreign ownership reports; and

(1) providing support services incidental to carrying out these duties.

Nothing in this Agreement shall obligate the Investment Company or any Fund to pay any compensation to the officers of the Investment Company. Nothing in this Agreement shall obligate the Administrator to pay for the services of third parties, including attorneys, auditors, printers, pricing services or others, engaged directly by the Fund to perform services on behalf of the Fund.

(2) The Investment Manager agrees to pay to the Administrator as compensation for such services a monthly fee equal on an annual basis to 0.15% of the first $200 million of the average daily net assets of the Fund during the month preceding each payment, reduced annual percentage rates for increase amounts of average daily net assets as follows: on such average daily net assets in excess of $200 million up to $700 million, a monthly fee equal on an annual basis to 0.135%; on such average daily net assets in excess of $700 million up to $1.2 billion, a monthly fee equal on an annual basis to 0.1%; and on such average daily net assets in excess of $1.2 billion, a monthly fee equal on an annual basis to 0.075%.

From time to time, the Administrator may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in the purchase price of its services. The Administrator shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the affected Fund’s expenses, as if such waiver or limitation were fully set forth herein.

(3) This Subcontract shall become effective on the date written above and shall continue in effect as to the Trust and the Fund so long as (1) the Agreement applicable to the Trust or Fund is in effect and (2) this Subcontract is not terminated. This Subcontract will terminate as to the Trust or Fund immediately upon the termination of the Agreement applicable to the Trust or Fund, and may in addition be terminated by either party at any time, without the payment of any penalty, on sixty (60) days’ written notice to the other party.

(4) In the absence of willful misfeasance, bad faith or gross negligence on the part of the Administrator, or of reckless disregard of its duties and obligations hereunder, the Administrator shall not be subject to liability for any act or omission in the course of, or connected with, rendering services hereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Subcontract to be executed by their duly authorized officers.

FRANKLIN ADVISORY SERVICES, LLC

By:

Title:

FRANKLIN TEMPLETON SERVICES, LLC

By:

Title:

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